
13030317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Craig Scott Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 RXR Plaza, 12th Floor, East Tower
(No. and Street)

Uniondale	New York	11556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Porges **(631) 414-7944**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name -- *if individual, state last, first, middle name*)

One SE Third Avenue, Tenth Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Porges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig Scott Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

C.O.O.

Title



Notary Public

Joanne D Mankiewich-Pi
Notary Public - State of New York
No. 01MA6163302
Qualified in Nassau County
My Commission Expires 3/19/2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

SEC
Mail Processing
Section
MAR 1 2013
Washington DC
402

MARCUM
ACCOUNTANTS ▲ ADVISORS

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

CRAIG SCOTT CAPITAL, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members and Management of
Craig Scott Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Craig Scott Capital, LLC (the "Company") as of December 31, 2012, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Marcum LLP ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601
marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Craig Scott Capital, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Miami, FL
February 27, 2013

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Current Assets		
Cash and cash equivalents	$ 177,284	
Deposit with clearing broker (cash)	50,000	
Receivable from clearing broker	301,866	
Due from affiliate	58,338	
Prepaid expenses and other current assets	84,996	
Total Current Assets		$ 672,484
Property and Equipment, Net		204,210
Security Deposit		124,056
Total Assets		$ 1,000,750
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 211,105	
Deferred rent	47,282	
Total Current Liabilities		$ 258,387
Members' Equity		742,363
Total Liabilities and Members' Equity		$ 1,000,750

The accompanying notes are an integral part of these financial statements.

NOTE 1 –NATURE OF BUSINESS

Craig Scott Capital, LLC (the "Company") was formed in the state of New York in October 2010 to become a registered broker-dealer in the United States. On January 20, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company's operations consist of agency execution of securities transactions for retail and institutional investors. The securities transactions are primarily domestic listed and over-the-counter equity securities. The Company may also participate as a placement agent in connection with privately offered securities.

In accordance with the Company's operating agreement, profits and losses of the Company are allocated among the members in proportions determined by the operating agreement.

The Company clears its securities transactions on a fully-disclosed basis through COR Clearing LLC ("COR"), formerly Legent Clearing LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers money market accounts to be cash equivalents. The Company defines cash equivalents as highly liquid investments with original maturities of less than three months.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS (CONTINUED)

As of December 31, 2012, the Company maintains it cash balances of $177,284 with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

DEPOSIT WITH CLEARING BROKER

In accordance with the Company's agreement with its clearing broker, COR, a deposit of $50,000 is maintained with COR until such time the agreement is terminated.

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents commissions receivable net of clearance and execution costs related to customers trading activity.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recognized on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers and 5 years for furniture and equipment. The estimated useful lives of the leasehold improvements is 48 months which is from the date the assets were placed in service to the expiration of the office lease.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis.

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing including the current year which remains subject to examination as of December 31, 2012.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2012 are as follows:

Furniture and equipment	$ 153,240
Computers	66,914
Leasehold improvements	32,530
Total Property and Equipment	252,684
Less: accumulated depreciation and amortization	48,474
Property and Equipment, Net	$ 204,210

NOTE 4 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an operating lease in Uniondale, New York expiring in December 2015. The lease contains provisions for future rent increases and rent free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent," which is included in the accompanying statement of financial position. The lease is secured by a security deposit of $124,056.

Aggregate future minimum annual lease payments are approximately as follows:

For the Year Ended December 31,	Amount
2013	$ 203,000
2014	194,000
2015	202,000
Total	$ 599,000

In accordance with its clearing agreement with COR, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

NOTE 5 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES

Pursuant to an administrative services agreement dated as of July 1, 2012, Cruden Bay Partners, LLC ("Cruden Bay"), an affiliate of the Company, provides various services and other operating assistance to the Company. These include managing and paying accounts payable, assisting in the preparation of budgets and other financial analyses, monitoring cash, assisting in the review and implementation of non-securities related agreements including insurance coverage and such other related administrative and support activities as may be requested by the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES (CONTINUED)

In June 2011, the Company made a payment of $58,338 on behalf of Cruden Bay. At December 31, 2012, this amount was due from Cruden Bay and was presented as Due from Affiliate, in the accompanying Statement of Financial Condition. On January 2, 2013, Cruden Bay fully reimbursed the Company $58,338.

NOTE 6 –NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter), and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $270,763, which was $238,465 in excess of its minimum requirement of $32,298.

NOTE 7 –EXEMPTION FROM RULE 15C3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.